                             EARLYBIRDCAPITAL, INC.
                         275 MADISON AVENUE, SUITE 1203
                            NEW YORK, NEW YORK 10016

                                                              April 18, 2005

VIA EDGAR AND TELECOPY
Mr. John D. Reynolds
United States Securities and
   Exchange Commission
Mail Stop 05-11, 450 Fifth Street, N.W.
Washington, D.C. 20549

                  RE:      TERRA NOVA ACQUISITION CORPORATION (THE "COMPANY")
                           REGISTRATION STATEMENT ON FORM S-1 ORIGINALLY FILED
                           JANUARY 31, 2005
                           (FILE NO. 333-122439) ( THE "REGISTRATION STATEMENT")
                           ----------------------------------------------------

Ladies and Gentlemen:

                  In accordance with the provisions of Rule 460 under the
Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Terra Nova Acquisition Corporation, hereby advises that copies of the Preliminary Prospectus, dated January 31,
2005, were distributed on or about February 24, 2005, as follows:

                     103 to individual investors;

                     4,293 to NASD members (which included 15 prospective
                     underwriters and selected dealers); and

                     530 to institutions.

                  The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated January 31, 2005, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a "firm commitment" offering.

                                 Very truly yours,

                                 EARLYBIRDCAPITAL, INC.

                                 By: /s/ Steven Levine
                                     -----------------
                                     Steven Levine
                                     Managing Director